EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Market Leader, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-184003 and 333-190739) on Form S-8 of Trulia, Inc. of our reports dated March 15, 2013 relating to the consolidated balance sheets of Market Leader, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended and the related financial statements schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports are incorporated by reference in the Form 8-K/A of Trulia, Inc. dated August 20, 2013.

/s/ KPMG LLP

Seattle, Washington

November 1, 2013